[redacted]

11016251

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
12

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-001927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STEPHENS INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:

111 Center Street
(No. and Street)

Little Rock	Arkansas	72201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Zoe Ann Hines — 501-377-2166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

111 Center Street Suite 1120	Little Rock,	Arkansas	72201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Zoe Ann Hines, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Stephens Inc, as of December 31, 2010, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Executive Vice President
Title

REBECCA BURGESS NOTARY ★ PUBLIC #12347521 EXPIRES 4-15-2016 PULASKI COUNTY, AR

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Filed Separately)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Suite 1120
111 Center Street
Little Rock, AR 72201
USA

Tel: +1 501 370 3600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stephens Inc.

We have audited the accompanying statement of financial condition of Stephens Inc. (the "Company") (a wholly owned subsidiary of SI Holdings Inc.) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 21, 2011

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
(In thousands, except share amounts)

ASSETS

CASH AND CASH EQUIVALENTS	$ 22,587
GOVERNMENT SECURITIES — Segregated under federal and other regulations	2,529
RECEIVABLES FROM:	
Brokers and dealers	73,161
Customers	95,481
Officers, directors, and affiliates	7,936
Others	9,080
MARKETABLE SECURITIES — At fair value	57,323
MARKETABLE SECURITIES PLEDGED AS COLLATERAL FOR REPURCHASE AGREEMENTS — At fair value	82,031
NOT READILY MARKETABLE SECURITIES — At fair value	2,510
FURNITURE, FIXTURES, AND EQUIPMENT, LEASEHOLD IMPROVEMENTS — At cost — net of accumulated depreciation and amortization of $28,617	4,997
OTHER	8,862
TOTAL	$366,497

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to:	
Brokers and dealers	$ 1,116
Customers including free credit balances of $66,310	105,745
Officers, directors, and affiliates	11,747
Securities sold under agreements to repurchase	76,227
Securities sold but not yet purchased — at fair value	18
Accrued compensation	47,567
Other	13,194
Total liabilities	255,614
STOCKHOLDER'S EQUITY:	
Common stock, no par value — 2,000 shares authorized, issued, and outstanding	100,000
Additional paid-in capital	12,000
Retained earnings	(1,117)
Total stockholder's equity	110,883
TOTAL	$366,497

See notes to statement of financial condition.

1. ORGANIZATION

Stephens Inc., an S Corporation (the "Company"), is a full-service investment banking firm which is headquartered in Little Rock, Arkansas. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of SI Holdings Inc., an S Corporation (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — For financial reporting purposes, the Company defines cash and cash equivalents as currency on hand and demand deposits with banks.

Securities Transactions — Marketable securities and securities sold but not yet purchased are carried at fair value on a trade date basis. Unrealized gains and losses are reflected in principal transactions revenue.

Principal transactions revenue represents realized and unrealized trading gains and losses associated with proprietary trading and market making activities. Interest and dividends related to principal transactions are included in interest and dividend income.

Securities borrowed are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced. The Company monitors the market value of the securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

Transactions involving sales of securities under agreements to repurchase or purchases of securities under agreements to resell are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to take possession of securities with a market value in excess of the principal amount loaned plus accrued interest in order to initially collateralize the purchase of securities under agreements to resell. The Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral when deemed appropriate.

Concentrations of Credit Risk — In the normal course of business, the Company engages in fixed income transactions that expose it to temporary concentrations of credit risk. In the case of repurchase and resale agreements, counterparty risk is evaluated while underwriting is reviewed by an underwriting committee prior to commitment.

Furniture, Fixtures, Equipment, and Leasehold Improvements — Furniture, fixtures, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture, fixtures, and equipment is provided over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of 10 years or the lease term.

The Company periodically evaluates the carrying value of its furniture, fixtures, and equipment to determine if an impairment exists.

Income Taxes — The Company is a Qualified Subchapter S Corporation and therefore bears no entity level tax.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates and assumptions and these differences may be material.

Recent Accounting Pronouncements — In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures about Fair Value Measurements*. This update provides amendments to Accounting Standards Codification Subtopic 820-10 and requires new disclosures for (i) significant transfers in and out of Level 1 and Level 2 and the reasons for such transfers and (ii) activity in Level 3 fair value measurements to show separate information about purchases, sales, issuances and settlements. In addition, this update amends Subtopic 820-10 to clarify existing disclosures around the disaggregation level of fair value measurements and disclosures for the valuation techniques and inputs utilized (for Level 2 and Level 3 fair value measurements). The provisions in ASU No. 2010-06 are applicable to interim and annual reporting periods beginning subsequent to December 15, 2009, with the exception of Level 3 disclosures of purchases, sales, issuances and settlements, which will be required in reporting periods beginning after December 15, 2010. The adoption of this guidance has not had a material impact on the Company's operating results, financial position, or cash flows.

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. ASU 2010-20 requires additional information about credit risk exposure for financing receivables and the related allowance for loan losses including an allowance rollforward on a portfolio segment basis, the recorded investment in financing receivables on a portfolio segment basis, the nonaccrual status of financing receivables by class, impaired financing receivables by class, aging of past due receivables by class, credit quality indicators by class, troubled debt restructurings information by class, and significant purchases and sales of financing receivables. The disclosures are effective for non-public companies for annual reporting periods ending on or after December 15, 2011. Adoption of this standard will result in additional disclosures in the financial statements.

3. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Fair value is a market-based measure considered from the perspective of a market participant rather than a Company-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the market place, the liquidity of the markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Treasury obligations are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury obligations are categorized in Level 1 of the fair value hierarchy.

Mortgage-backed Securities are comprised of agency issued debt and mortgage pass-throughs. Non-callable agency issued debt securities are generally valued using quoted market prices adjusted for risk characteristics. Actively traded non-callable agency issued debt securities are generally categorized in Level 2 of the fair value hierarchy.

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations or bond spreads. Corporate bonds are generally categorized in Level 1 of the fair value hierarchy.

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate stocks are exchange traded securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Not readily marketable securities held in trust are valued using quoted market prices and are categorized in Level 1 of the fair value hierarchy. Other not readily marketable securities are estimated using multiple factors including the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. These securities are generally categorized in Level 2 of the fair value hierarchy. An investment in a partnership is valued based on calculations of the net reserves and future net revenue of the partnership's interests in owned oil and gas reserves and is categorized in Level 3 of the fair value hierarchy.

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets:				
Government securities segregated under federal and other regulations	$ 2,529	$ -	$ -	$ 2,529
State and municipal obligations		3,807		3,807
Mortgage-backed securities		111,238		111,238
Corporate stocks	5,393			5,393
Money markets, mutual funds and other	53			53
Corporate bonds, debentures and notes	2,465			2,465
U.S. Treasury obligations	16,398			16,398
Not readily marketable securities	1,007	366	1,137	2,510
Total assets at fair value	$ 27,845	$ 115,411	$ 1,137	$ 144,393
Liabilities — corporate stock	$ 18	$ -	$ -	$ 18
Total liabilities at fair value	$ 18	$ -	$ -	$ 18

The investment in a partnership categorized in level 3 will be marked to market on a quarterly basis based on a risk adjustment analysis. Any distributions made based on the partnership's earnings will decrease the carrying value of the investment and any allocations of partnership's earnings will increase the carrying value of the investment. Distributions and earnings allocations are included in earnings. A reconciliation of the investment categorized in level 3 is as follows:

BALANCE — December 31, 2009	$ -
Initial partnership investment	1,133
Net income allocation	7
Distribution from earnings	(3)
BALANCE — December 31, 2010	$ 1,137

4. ASSETS SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2010, the Company had segregated $2,529 of marketable securities in an account "for the exclusive benefit of customers" pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

5. RECEIVABLES AND PAYABLES

Brokers and Dealers — Receivables from brokers and dealers at December 31, 2010, consist of the following:

Unsettled regular-way trades	$ 36,041
Securities borrowed	36,607
Securities failed to deliver	321
Other	192
	$ 73,161

Payables to brokers and dealers at December 31, 2010, consist of the following:

Securities failed to receive	$ 757
Dealer free credits	359
	$ 1,116

Customers — Receivables from customers primarily consist of amounts due on cash and margin securities transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the financial statements. No allowance for doubtful accounts is considered necessary. Payables to customers primarily represent cash on deposit with the Company.

Officers, Directors, and Affiliates — Receivables from and payables to officers, directors, and affiliates result from securities transactions executed in the ordinary course of business and carry the same terms and conditions as transactions with non-related parties.

Others — Receivables from others result primarily from the Company's brokerage activities.

6. MARKETABLE SECURITIES AND SECURITIES SOLD, NOT YET PURCHASED

The components of marketable securities and securities sold, not yet purchased at December 31, 2010, are as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 3,807	$ -
Mortgage-backed securities	111,238	
Corporate stocks	5,393	18
Money markets, mutual funds and other	53	
Corporate bonds, debentures and notes	2,465	
U.S. Treasury obligations	16,398	
Less marketable securities pledged as collateral for repurchase agreements	(82,031)	
Total	$ 57,323	$ 18

7. BORROWINGS

The Company had no short-term bank borrowings outstanding at December 31, 2010. During the year, short-term borrowings averaged $1,868 per month, with a maximum indebtedness of approximately $26,222. The weighted-average interest rate on these borrowings approximated 1.39% for the year ended December 31, 2010.

As of and for the year ended December 31, 2010, the Company had no outstanding obligations that were subordinated to claims of general creditors.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital requirement under the aggregate indebtedness method of the Rule, which does not allow aggregate indebtedness to exceed 15 times net capital. At December 31, 2010, the Company had an aggregate indebtedness to net capital ratio of 2.39 with $74,908 of net capital, which was $62,970 in excess of its required minimum net capital of $11,938. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17).

The Company operates in a highly regulated industry. Applicable laws and regulation restrict permissible activities and investments. These policies require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

9. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan which allows employees to begin making contributions on the first payroll date of the second calendar month following their date of hire. Participants are eligible for Company matching contributions at the beginning of the calendar quarter following six months of employment with a minimum of 500 hours worked. The plan was amended in 2009 to provide that Company contributions for each plan year are made at the discretion of the Company's Board of Directors. Participants are fully vested in the Company's contributions after five years of service, and have graduated vesting up to the five years. Forfeitures of the Company's contributions are used to pay for plan expenses or to increase the Company's contributions.

The Company participates in a nonqualified, unfunded deferred compensation plan (the "Plan") with affiliated entities that permits eligible participants to defer a portion of their compensation and earn interest on amounts deferred, including interest. Participants in the Plan are vested immediately. For 2010, the Company did not allow participants to contribute to the Plan. The Plan provides for payments after a minimum deferral period of three years, with additional payment provisions upon retirement, termination, death, or disability. At December 31, 2010, the Company's recorded liability related to the Plan was $1,574 which is included in accrued compensation.

10. RELATED-PARTY TRANSACTIONS

The Company rents certain real property from an affiliate and other related parties under noncancelable operating leases. At December 31, 2010, the future minimum rental commitments under these leases are as follows:

Years Ending December 31	Amount
2011	$ 3,105
2012	2,948
2013	2,948
2014	2,948
2015	1,966
Thereafter	-
	$ 13,915

The Company holds a position in marketable securities of companies in which officers, directors, and affiliates are members of the Boards of Directors. Total investment in related entities was $2,544 which is included in marketable securities in 2010.

11. COMMITMENTS AND CONTINGENCIES

In addition to the lease commitment discussed in Note 10, the Company has commitments related to other office space and software maintenance agreements. At December 31, 2010, the future minimum payments required under these agreements are as follows:

Years Ending December 31	Amount
2011	$ 4,779
2012	4,918
2013	4,725
2014	3,901
2015	3,429
Thereafter	16,302
	$ 38,054

The Company is a defendant in several lawsuits and arbitrations, which arose from its usual business activities. Certain of these lawsuits arose from the Company's participation as a member of the selling group or the underwriting syndicate in public offerings of securities. The Company also is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. Although the ultimate outcome of these actions cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and consultation with outside counsel, does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position, results of operations or cash flows.

The Company also provides guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions. The Company has not recorded a liability for such exposure as the likelihood of being required to pay is remote.

12. DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

Off-Balance-Sheet Risk — The Company enters into various transactions involving off-balance-sheet financial instruments, which primarily include securities purchased and sold on a when-issued basis, securities to-be-announced, and options.

The Company has sold securities not yet purchased and, therefore, will be obligated to purchase such securities at a future date. The Company has exposure to losses if the market values of these securities increase prior to purchase.

The Company's clearance activities involve the execution, settlement, and financing of various customer securities and commodities transactions on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Customer transactions may expose the Company to off-balance-sheet risks in the event the customer is unable to fulfill its contractual obligation or the margin requirements are not sufficient to fully cover losses that the customer may incur. The Company controls this risk by establishing credit limits for such activities and monitoring its customers' compliance and exposure on a daily basis.

As a registered futures commission merchant, the Company introduces customer transactions to another broker on a fully disclosed basis that involve the purchase and sale of commodity futures contracts (including options on futures), but it does not carry any accounts related to commodities transactions for customers.

Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The Company is also exposed to market risk, which is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company occasionally sells futures contracts on Treasury instruments as an economic hedge against certain positions in the Company's municipal bonds inventory. There were no futures contracts outstanding at December 31, 2010, or executed during the year ended December 31, 2010.

13. COLLATERAL

The Company receives collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, the Company is permitted to sell or repledge the securities held as collateral and use the securities to enter into securities lending arrangements or deliver to counterparties to cover short positions. At December 31, 2010, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $181,392 and the fair value of the firm's collateral that had been sold or repledged was $10,533.

14. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 21, 2011,the date these financial statements were issued, and identified no subsequent events that should be disclosed in the notes to the financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

SUPPLEMENTAL SCHEDULE — COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

NET CAPITAL:	
Total stockholder's equity from statement of financial condition	$ 110,883
Deduct:	
Nonallowable assets:	
Not readily marketable investments — at fair value	2,510
Furniture, fixtures, equipment, and leasehold improvements — net	4,997
Receivables	12,286
Unsecured receivables from brokers and dealers and customers	402
Aged short security differences	1
Other	3,430
Other deductions	533
Net capital before haircuts on securities	86,724
Haircuts on securities:	
Trading positions	7,883
Contractual securities commitments	3,933
Undue concentration	-
NET CAPITAL	$ 74,908
AGGREGATE INDEBTEDNESS:	
Payables to brokers and dealers for customers' securities failed to receive	$ 456
Brokers' free credit balances	359
Payables to customers	105,745
Payables to officers, directors, and affiliates	11,747
Accrued compensation and other accrued liabilities	60,761
Total aggregate indebtedness	179,068
NET CAPITAL	74,908
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (1/15 OF AGGREGATE INDEBTEDNESS)	11,938
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 62,970
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.39

There are no material differences between this computation and the computation included in the FOCUS Form X-17A-5 Part II as of December 31, 2010, filed by the Company on January 25, 2011.

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

SUPPLEMENTAL SCHEDULE — SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO THE COMMODITY EXCHANGE ACT
AS OF DECEMBER 31, 2010

The Company does not carry any customers' regulated commodity futures, foreign future, and foreign options accounts; therefore, the Company has no reporting requirement.

Deloitte.

Deloitte & Touche LLP
Suite 1120
111 Center Street
Little Rock, AR 72201
USA

Tel: +1 501 370 3600
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

Stephens Inc.
111 Center Street
Little Rock, Arkansas

In planning and performing our audit of the financial statements of Stephens Inc. (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 21, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

We did not review the practices and procedures followed by the Company in making the daily computations of segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, because the Company does not maintain customer commodities accounts or hold foreign futures or foreign options.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding second paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding second paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

February 21, 2011

Stephens Inc.

(A Wholly Owned Subsidiary of SI Holdings Inc.)
(SEC I.D. No. 8-001927) (CFTC I.D. No. 0031542)

Statement of Financial Condition and
Supplemental Schedules as of December 31, 2010,
Supplemental Report on Internal Control, and
Independent Auditors' Report

Filed pursuant to 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC** Document.